UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29490 / October 26, 2010

In the Matter of

VAN ECK ASSOCIATES CORPORATION
VAN ECK SECURITIES CORPORATION
MARKET VECTORS ETF TRUST

335 Madison Avenue
New York, NY 10017

(812-13624)

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Van Eck Associates Corporation ("Adviser"), Van Eck Securities Corporation, and Market
Vectors ETF Trust filed an application on January 23, 2009, and amendments to the application
on June 3, 2009, March 12, 2010, June 23, 2010, August 13, 2010, and August 25, 2010,
requesting an order under sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of
1940 ("Act") to amend a prior order under section 6(c) of the Act granting exemptions from
sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and rule 22c-1 under the Act, under
section 12(d)(1)(J) of the Act granting an exemption from sections 12(d)(1)(A) and (B) of the
Act, and under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1)
and (a)(2) of the Act ("Prior Order").[1]

The Prior Order permits: (a) series of an open-end management investment company (each a
"Fund," collectively, the "Funds") to issue shares that can be redeemed only in large
aggregations ("Creation Units"); (b) secondary market transactions in shares to occur at
negotiated prices; (c) dealers to sell such shares to secondary market purchasers unaccompanied
by a statutory prospectus when prospectus delivery is not required by the Securities Act of 1933;
(d) under specified limited circumstances, certain Funds to pay redemption proceeds more than
seven days after the tender of shares; (e) certain registered management investment companies
and unit investment trusts outside of the same group of investment companies as the Funds to
acquire shares; and (f) certain affiliated persons of the Funds to deposit securities into, and
receive securities from, the Funds in connection with the purchase and redemption of Creation
Units of such Funds. The amended order would: (a) permit certain Funds based on equity and/or
fixed income securities indexes for which the Adviser or an "affiliated person" of the Adviser as
defined in section 2(a)(3) of the Act, is an index provider; (b) delete the relief granted from

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[1]   Van Eck Associates Corporation, et al., Investment Company Act Release Nos. 27283 (Apr. 7, 2006)
(notice) and 27311 (May 2, 2006) (order), as subsequently amended by Van Eck Associates Corporation, et al.,
Investment Company Act Release Nos. 27694 (Jan. 31, 2007) (notice) and 27742 (Feb. 27, 2007) (order), Van Eck
Associates Corporation, et al., Investment Company Act Release Nos. 28007 (Sept. 28, 2007) (notice) and 28021
(Oct. 24, 2007) (order), Van Eck Associates Corporation, et al., Investment Company Act Release Nos. 28349 (July
31, 2008) (notice) and 28365 (August 25, 2008) (order).

section 24(d) of the Act and revise various disclosure requirements in the applications for the Prior Order ("Prior Applications"); (c) modify the 80% investment requirement in the Prior Applications; (d) revise the discussion of depositary receipts in the Prior Applications; and (e) revise the discussion in the Prior Applications of the composition of securities deposited with the Fund to purchase Creation Units and securities received in connection with redemption of Creation Units.

On October 1, 2010, a notice of the filing of the application was issued (Investment Company Act Release No. 29455). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

In addition, it is found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Van Eck Associates Corporation, et al. (File No. 812-13624),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and (B) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and (a)(2) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary